Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Corus Entertainment announces quarterly dividend for Class A and B
    Shareholders

    TORONTO, Jan. 10 /CNW/ - Corus Entertainment Inc. (TSX: CJR.B; NYSE: CJR)
announced today that its Board of Directors has approved a quarterly dividend of $0.2125 and $0.215 for holders of its Class A and Class B shares, respectively. The Company's dividend will be paid on March 30, 2007 to shareholders of record at the close of business on March 14, 2007.

    There were 1,722,929 Class A Voting Shares outstanding and 40,331,667
Class B Non-Voting Shares outstanding on December 31, 2006.

    Corus Entertainment Inc. reports in Canadian dollars.

    About Corus Entertainment Inc.
    Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, advertising and digital audio services, television broadcasting, children's book publishing and children's animation.
The company's multimedia entertainment brands include YTV, Treehouse,
W Network, Movie Central, Nelvana, Kids Can Press and radio stations including
CKNW, CKOI and Q107. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto (CJR.B) and New York (CJR) exchanges. Experience
Corus on the web at www.corusent.com.

    %SEDAR: 00013131EF          %CIK: 0001100868

    /For further information: John Cassaday, President and Chief Executive
Officer, Corus Entertainment Inc., (416) 642-3770; Tracy Ewing, Vice
President, Communications, Corus Entertainment Inc., (416) 642-3792; Tom
Peddie, Senior Vice President and Chief Financial Officer, Corus Entertainment
Inc., (416) 642-3780/
    (CJR.B. CJR)

CO:  Corus Entertainment Inc.

CNW 12:25e 10-JAN-07